December 20, 2013

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549-4631

Re:                             Letter dated December 6, 2013

Primoris Services Corporation

Form 10-K for the fiscal year ended December 31, 2012

Filed March 7, 2013

Form 10-Q for the period ended September 30, 2013

Filed November 5, 2013

File No. 1-34145

Dear Mr. O’Brien:

This letter responds to your letter dated December 6, 2013 to Primoris Service Corporation (“we”, “us”, or the “Company”).  For your convenience, your comments are set forth below in italics, followed by our response to each comment.  Our responses correspond to the numbers placed adjacent to the comments in your letter.

Capitalized terms not otherwise defined in this document have the same meanings given to them as in the above-referenced filings.

Form 10-Q for the period ended September 30, 2013

General

1.                                  During the earnings call held on November 5, 2013, it appeared that the energy business is now being managed separately with the intention of reporting it as a separate segment in the future.  Please tell us when this change to your internal management structure took place and correspondingly how and when this change will impact your reportable segments pursuant to ASC 280.  Refer to ASC 280-10-50-34 through 50-36.

At a meeting of the Company’s Board of Directors in August 2013, management received approval to begin the process to change the Company’s operating segments to reflect a change in end-market focus.  The primary change will separate the current East Construction Services segment into two segments:  Energy Services and Heavy Civil.  We are making changes in legal entities, changes in operating responsibilities and adding a level of executive management.  As mentioned in the November 5, 2013 earnings call, we hired an executive to lead a future Energy Services segment.  We are currently planning for the reorganization of the East Construction Services segment with the intent of initiating the Energy Services segment at the start of 2014.  We do not believe that the future Energy Services segment meets the requirements of ASC 280-10-50-1 to be considered an operating segment at this time, since our chief operating decision maker does not receive operating results that would allow decisions about resource allocation or performance assessments.

At this time, we believe that we will complete our segment reorganization at the start of 2014.  On completion of the segment reorganization, we expect to change our segment reporting,  and we will disclose the revised segment information for the current period and the prior periods on both the old basis and new basis of segmentation as required by ASC 280-10-50-35.

Financial Statements

Notes to the Financial Statements

Note 19 — Commitments and Contingencies

Litigation, page 22

2.                                      You have recorded an accrual for the matter related to the North Texas Tollway Authority.  In addition, you are subject to other claims and legal proceedings arising out of your business.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50.  Please show us in your supplemental response what the revisions will look like in future filings.

As supplemental information, the following is a time line for the North Texas Tollway Authority (NTTA) matter disclosed in Note 19 of the Form 10-Q for the period ended September 30, 2013:

a)             In 1999-2001, James Construction Group (JCG) performed a project for the NTTA to construct a section of road and several retaining walls on the George Bush Turnpike near Dallas, Texas.

b)             In December 2009, the Company acquired JCG.

c)              In 2010, the NTTA notified JCG of wall movement; JCG notified its insurance carriers of the potential claim and retained experts.

d)             In February 2012, the NTTA initiated a lawsuit.  JCG denied liability, cross-complained against a subcontractor and alleged negligence on the part of the NTTA and its engineers.  At the time of the filing the Form 10-K for December 31, 2012, the Company determined that an estimate of an unfavorable outcome was not material and relied on Instruction 2 to Item 103 of Regulation S-K to omit disclosure of the claim.

e)              At the start of 2013, given the complexity of the case, the number of defendants named in the lawsuit and the uncertainty of the extent of insurance coverage, it was not reasonably possible to estimate a range of the loss.   After investigation and the results of legal discovery efforts, the Company has recorded a loss contingency to reflect our best estimate of the Company’s portion of the NTTA claim within any range of potential loss per ASC Topic 450.   The amount of the loss contingency at September 30, 2013 was not material, however, due to the potential public nature of an anticipated jury trial, we elected to provide information consistent with the requirements of Item 103 about the matter in order to alert readers of our financial statements.

In our Form 10-K for the year ended December 31, 2013, we propose to revise the paragraph related to the matter as follows:

On February 7, 2012, the Company was sued in an action entitled North Texas Tollway Authority, Plaintiff v. James Construction Group, LLC, and KBR, Inc., Defendants, v. Reinforced Earth Company, Third-Party Defendant (the “Lawsuit”). The Lawsuit was brought in the District Court of Collin County, Texas, 401st Judicial District, Cause No. 401-01747-2012.  In the Lawsuit, the North Texas Tollway Authority (“NTTA”) is alleging damages to a road and retaining wall that were constructed in 1999 on the George Bush Turnpike near Dallas, Texas, due to negligent construction by JCG.  The Lawsuit claims that the cost to repair the retaining wall was approximately $5.4 million.  The NTTA also alleges that six other walls constructed on the project by JCG could have the same potential exposure to failure.  The Company has denied any liability, has tendered the claim to its insurance carriers and has cross-complained against its engineering subcontractor for potential design liability.  The extent of insurance coverage by the carriers of the Company and its subcontractor are undetermined at this time.  The Company is investigating all potential causes of the alleged loss, including design liabilities of the owner, owner’s engineers and/or the Company’s subcontractor.   The Company will vigorously defend the claims.   After discussion with our legal counsel, we recorded a loss contingency, which was not material to the financial statements, to reflect the best estimate of the Company’s portion of the NTTA claim.  At this time, management does not believe that it is possible to make a reasonably probable estimate of additional loss or a range of loss.

In subsequent quarterly and annual filings, we will update our disclosure for this matter, as well as any other similar matters, to identify any material estimates of an additional loss or range of loss, when we can make such an estimate, or state that such an estimate cannot be made.

Regarding other claims and legal proceedings referenced in our filings, we will add language clarifying whether management determined a reasonable possibility of loss from those claims existed, as well as the consequences of those determinations.  Our revisions to this language for future filings are included in the last paragraph of our response to Comment 3 below.

3.                                      In regards to other claims and legal proceedings arising out of your business, you believe that the outcome of these matters will not have a materially adverse effect on your consolidated financial position.  Please also disclose the expected outcome of these matters on your consolidated statements of income and cash flows.  Please show us in your supplemental response what the revisions will look like in future filings.

As supplemental information beyond the NTTA claim, we are involved in other claims and other legal proceedings primarily for claims related to automobiles, workers compensation, third party general liability claims, employer liability and property damage allegations.  We maintain insurance policies which we believe are adequate to address these risks.  As disclosed in our risk factors (Part I, Item 1A) of our Form 10-K for the year ended December 31, 2012, our insurance policies are subject to a deductible amount or self-insured retention of up to $250,000 per occurrence.  From time to time, we have claims that may not be covered by our insurance policies; however, at this time, we have no such claims which we believe to be material or subject to disclosure under Item 103.

Our statement that we believe that the outcome of these matters will not have a material adverse effect on our consolidated financial position should have included a reference that we believe that the outcomes of these matters will not have a material adverse effect on our consolidated statements of income and cash flows.

In our future filings, the paragraph will be revised as follows:

The Company is subject to other claims and legal proceedings arising out of its business.  The Company provides for costs related to contingencies when a loss from such claims is probable and the amount is reasonably determinable.  In determining whether it is possible to provide an estimate of loss, or range of possible loss, the Company reviews and evaluates its litigation and regulatory matters on a quarterly basis in light of potentially relevant factual and legal developments.  If we determine an unfavorable outcome is not probable or reasonably estimable, we do not accrue for a potential litigation loss.    Management is unable to ascertain the ultimate outcome of other claims and legal proceedings; however, after review and consultation with counsel and taking into consideration relevant insurance coverage and related deductibles/self-insurance retention, management believes that it has meritorious defense to the claims and believes that the reasonably possible outcome of such claims will not, individually or in the aggregate, have a materially adverse effect on the consolidated results of operations, financial condition or cash flows of the Company.

Backlog, page 34

4.                                      Starting in the second quarter of 2013, you changed your backlog calculation to include an estimated level of MSA revenues for the next four quarters.  You previously did not include any anticipated revenues related to these agreements until you had been given a specific work order or contract.  Given that there is no minimum amount to which a customer commits to under these agreements and there have been instances in which no revenues have resulted from a signed MSA, please expand your disclosures to discuss how you arrived at the estimated amounts of MSA revenues to include in your backlog calculation.  Please also confirm that you will continue to separately disclose backlog amounts associated with MSA revenues or tell us why you determined that this disclosure does not need to be provided.  Refer to Item 101(c)(1)(vii) of Regulation S-K.  Please show us in your supplemental response what the revisions will look like in future filings.

As supplemental information, we determined in the second quarter of 2013, that the acquisition of Q3C at the end of 2012 and Sprint in the second quarter of 2012 meant that a significant portion of our revenues would be derived from MSA contracts.  Our estimate was that this amount would be approximately 25% of total revenues, and we believed that in order to identify a material trend in our business, we needed to include information about anticipated MSA revenues.  We also noted that Item 101(c)(1)(vii) of Regulation S-K requires disclosure of the dollar amount of backlog orders believed to be firm.  Based on our historical experience and our discussions with major MSA customers, we believe that we can determine an estimate of anticipated MSA revenues that meets the requirement of Item 101(c)(1)(vii) of Regulation S-K.

To determine the anticipated MSA revenues amount in our second and third quarter 2013 Form 10-Q filings, we analyzed our historical MSA revenues by customer for each of the previous four quarters and identified any known or anticipated changes, such as MSA contract expirations.  We also requested estimates from our operations executives most closely associated with each major customer.  Significant variances between the historical amounts and the estimates were reconciled to determine the estimated revenues for the next four quarters.

In future filings, we will expand our discussion as to how we arrived at the estimated amounts of MSA revenues included in our backlog calculation. We also confirm that we intend in future filings to continue to separately disclose the backlog amounts associated with estimated MSA revenues.

In future filings, the paragraph will be revised as follows:

For companies in the construction industry, backlog can be an indicator of the future revenue stream.  We consider backlog as the combination of (1) anticipated revenue from the uncompleted portions of existing contracts for which we have known revenue amounts, and (2) the estimated MSA revenues for the next four quarters.  We determined estimated MSA revenues based on historical trends, anticipated seasonal impacts and estimates of customer demand based on communications with our customers.  The following table includes estimated MSA revenues for the next four quarters of $XXXX.

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General

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2.                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that we have responded to the questions and issues that you addressed in your letter.  Please contact me at (214) 740-5602 if you have any questions or comments.

Very truly yours,

/s/ Peter J. Moerbeek
Peter J. Moerbeek
Executive Vice President,
Chief Financial Officer and Director